EXHIBIT 2

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

between

HUNTSMAN INTERNATIONAL LLC

and

SK PRAETORIAN HOLDINGS, LP

DATED AS OF AUGUST 28, 2020

i

ANNEX A Form of Option Agreement
ANNEX B Regulatory Requirements
ANNEX C Form of Depositary Receipt Transfer Form
ANNEX D Form of Instruction Letter
ANNEX E Form of Evidence for Section 2.1(b)(iv)(1)

ii

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is entered into as of August 28, 2020, by and between HUNTSMAN INTERNATIONAL LLC, a limited liability company organized under the laws of the State of Delaware (the “Seller”), and SK PRAETORIAN HOLDINGS, LP, an exempted limited partnership organized under the laws of the Cayman Islands (the “Purchaser”). Each of the Seller and the Purchaser is a “Party” and they are referred to collectively herein as the “Parties.”

RECITALS

WHEREAS, the Seller, through its wholly-owned subsidiary, Huntsman (Holdings) Netherlands B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“HHN”), owns depositary receipts representing 52,118,568 Ordinary Shares (collectively, the “Shares”);

WHEREAS, the Seller desires to sell to the Purchaser depository receipts representing the lesser of (i) all of the Shares and (ii) such number of Ordinary Shares owned by HHN as of immediately prior to the Closing that represent 39.75% of the then-outstanding Ordinary Shares (such depository receipts, the “Purchased Shares”), and the Purchaser desires to purchase the Purchased Shares from the Seller, upon the terms and subject to the conditions set forth herein; and

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Parties have executed and delivered the Option Agreement.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which is hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1          Definitions. For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires, the following terms, when used in this Agreement and other documents delivered in connection herewith, have the meanings assigned to them in this Section 1.1.

“Additional Payment End Date” means the date that is 24 months after the Closing.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies of such Person through the ownership of the voting securities, by contract or otherwise. For purposes of the definition of “control”, a general partner or managing member of a Person shall always be considered to control such Person. Notwithstanding the foregoing, none of the Company, its subsidiaries, or the shareholders of the Company (other than the Seller) or their respective Affiliates shall be deemed to be Affiliates of the Seller or its Affiliates.

“Agreement” is defined in the Preamble.

“Applicable Additional Payment” means (i) with respect to any Qualifying Sale that is consummated on or before the first anniversary of the Closing or pursuant to a definitive agreement entered into on or before the first anniversary of the Closing, 50% of the Upside Amount for such Qualifying Sale; and (ii) with respect to any Qualifying Sale not described in clause (i) that is consummated on or before the Additional Payment End Date or pursuant to a definitive agreement entered into on or before the Additional Payment End Date, 25% of the Upside Amount for such Qualifying Sale.

“Basis” means $2.15 per Share or, for any Shares that previously have been the subject of a prior Qualifying Sale to an SK Affiliate and are thereafter the subject of a Qualifying Sale to another SK Affiliate or a third party that is not an SK Affiliate, the price per Share paid in the most recent prior Qualifying Sale.

“Business Day” means a day except (i) a Saturday or a Sunday or (ii) any other day on which the Federal Reserve Bank of New York is closed.

“CFIUS Regulations” means the regulations as promulgated by the Office Of Investment Security, Department of the Treasury, at 31 CFR Chapter VIII, specifically 31 CFR Part 800, 31 CFR Part 801 and 31 CFR Part 802.

“Closing” means the closing of the purchase and sale of the Purchased Shares contemplated by this Agreement.

“Closing Date” means the date on which the Closing is held.

“Company” means Venator Materials PLC, a public limited liability company incorporated under the laws of England and Wales.

“Confidentiality Agreement” means the letter agreement entered into between the Seller and SK Capital Partners, LP, dated as of August 18, 2020.

“Deposit Agreement” means the Deposit Agreement, dated as of July 28, 2017, by and among Computershare Trust Company, N.A. (the “Depositary”), the Company and the Holders (as defined therein) of Depositary Receipts (as defined therein), as amended or modified from time to time.

“Encumbrance” means any claim, charge, pledge, security interest, right of offer, right of refusal, lien, option, hypothecation or conditional sale restriction.

“End Date” is defined in Section 7.17(d).

“EU Merger Regulation” means European Union Council Regulation (EC) No. 139/2004.

 “Governmental Entity” means any nation, state, territory, province, county, city or other unit or subdivision thereof or any entity, authority, agency, department, board, commission, instrumentality, court or other judicial body authorized on behalf of any of the foregoing to exercise legislative, judicial, regulatory or administrative functions.

“HHN” is defined in the Recitals.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Law” means any statute or law (including common law), rule, treaty or regulation and any decree, injunction, judgment, order, ruling, assessment or writ of any applicable Governmental Entity.

“Option Agreement” means an agreement in the form attached as Annex A.

“Option Shares” means depository receipts representing all of the Shares, other than the Shares that underlie the Purchased Shares.

“Ordinary Shares” means ordinary shares, $0.001 par value per share, of the Company.

“Organizational Documents” means, with respect to any Person, as applicable, the certificate of incorporation, articles of incorporation, memorandum and articles of association, certificate of formation, bylaws, articles of organization, limited liability company agreement, limited partnership agreement, formation agreement, joint venture agreement, general partnership agreement or other similar governing or organizational documents of such Person.

“Party” is defined in the Preamble.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Purchase Price” is defined in Section 2.1(c).

“Purchaser” is defined in the Preamble.

“Purchaser Related Parties” means, collectively, the Purchaser, its Affiliates and their respective directors, officers, employees, owners, advisors and representatives.

“Qualifying Sale” means any sale by an SK Affiliate, directly or indirectly, of all or any portion of the Purchased Shares or Option Shares (or, in either case, the Ordinary Shares underlying such depository receipts) to (a) another SK Affiliate or (b) to a third party, in each case, for a per share price greater than $2.15 per share that is consummated, or for which a definitive agreement is entered into, on or before the Additional Payment End Date; provided, that none of the following shall be a Qualifying Sale: (i) any transaction that is consummated after the date that is 120 months after the Closing Date; (ii) any sale or transfer that is consummated in connection with a bona fide business combination transaction to which the Company is a party; (iii) any sale or other transfer of Shares between SK Affiliates that are executed solely for bona fide tax planning purposes and have been approved in advance by the Seller (such approval not to be unreasonably withheld, conditioned or delayed); (iv) customary secondary transfers of limited partnership interests in either Sponsor or any other fund or other entity managed by SK Capital Partners, LP or by any successor or Affiliate of SK Capital Partners, LP; or (v) any sale or transfer solely between Persons that are not SK Affiliates. It is understood that there may be more than one Qualifying Sale. For purposes of this definition (but subject to the foregoing provisions), a “third party” includes any fund or other entity managed by SK Capital Partners, LP or any successor or Affiliate of SK Capital Partners, LP.

“Registration Agreement” means the Registration Rights Agreement, dated as of August 8, 2017, by and among the Seller, HHN and the Company.

“Regulatory Requirements” means the filing and waiting period requirements imposed under the HSR Act and the requirements to make the filings and notifications, and obtain the consents, approvals and clearances, imposed under the EU Merger Regulation and the applicable Laws of any other jurisdictions listed on Annex B (as updated from time to time in accordance with the provisions of Annex B).

“Sale Date” means, with respect to any Qualifying Sale, the date on which such Qualifying Sale is consummated.

“Seller” is defined in the Preamble.

“Seller Related Parties” means, collectively, the Seller, its Affiliates and their respective directors, officers, employees, owners, advisors and representatives.

“Shares” is defined in the Recitals.

“SK Affiliate” means the Purchaser, any fund or other entity managed by SK Capital Partners, LP or by any successor or Affiliate of SK Capital Partners, LP or any Affiliate of the Purchaser.

“Sponsors” is defined in Section 4.3.

“State Administration for Market Regulation” means the government agency authorized to review notifications submitted pursuant to the Anti-Monopoly Law of the People’s Republic of China.

“Transfer Taxes” is defined in Section 5.2.

“Upside Amount” means, for any Qualifying Sale, the product of (i) the number of Shares (or depository receipts representing such Shares) sold in such Qualifying Sale, multiplied by (ii) the excess of (x) the price per share of such Shares payable in the Qualifying Sale over (y) the Basis of such Shares; provided, however, that the Upside Amount for any Qualifying Sale may be zero but may not be a negative number; and provided, further, that if the Company effects any stock split, reverse stock split or other recapitalization, the Upside Amount shall be calculated based on the amount per share and the Basis thereof that the Purchaser or its Affiliates would have received if such stock split, reverse stock split or other recapitalization had not occurred.

ARTICLE II

PURCHASE AND SALE OF THE PURCHASED SHARES; CLOSING

Section 2.1           Purchase and Sale of the Purchased Shares.

(a)          Three Business Days prior to the Closing Date, the Seller shall deliver to the Purchaser a written statement setting forth the number of Ordinary Shares underlying the Purchased Shares and the resulting Purchase Price.

(b)          On the terms and subject to the conditions set forth in this Agreement, at the Closing, (i) the Seller shall cause HHN to sell, transfer and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from HHN, all of the Seller’s and HHN’s right, title and interest in and to the Purchased Shares, free and clear of all Encumbrances (other than restrictions on transfer imposed under applicable securities laws); (ii) the Seller shall provide a properly completed and executed Internal Revenue Service Form W-9; (iii) the Seller shall execute and deliver, and shall cause HHN to execute and deliver, to the Purchaser, and the Purchaser shall execute and deliver to the Seller, an instrument (in form and substance reasonably acceptable to the Parties) pursuant to which the Seller shall assign, convey and transfer to the Purchaser all of the Seller’s and HHN’s rights under the Registration Agreement with respect to the Purchased Shares (including, for the avoidance of doubt, the Ordinary Shares underlying the Purchased Shares, but not, for the avoidance of doubt, any rights with respect to the Option Shares), and the Purchaser shall assume all of the Seller’s and HHN’s obligations under the Registration Agreement with respect to the Purchased Shares (including, for the avoidance of doubt, the Ordinary Shares underlying the Purchased Shares, but not, for the avoidance of doubt, any rights with respect to the Option Shares); and (iv) the Seller shall deliver to the Purchaser (1) evidence that the Ordinary Shares underlying the Purchased Shares are registered in the Depositary’s name or the name of an affiliate of the Depositary (including GTU Ops Inc.) as record holder on the Company’s transfer agent’s books, (2) the original depositary receipt certificate(s) evidencing the Seller’s or HHN’s ownership or entitlement to the Purchased Shares, (3) a completed Depositary Receipt Transfer Form for the Purchased Shares, in the form attached as Annex C, executed by Seller, with a Medallion Signature Guarantee stamp, and (4) an instruction letter to the Depositary regarding the transfer of the Purchased Shares, in the form attached as Annex D, executed by the Company. For the avoidance of doubt, a screenshot in the form attached as Annex E shall be sufficient evidence for purposes of Section 2.1(b)(iv)(1).

(c)          At the Closing, the Purchaser shall pay the Seller an amount in cash equal to the result of (x) $2.15 multiplied by (y) the number of Ordinary Shares underlying the Purchased Shares (the “Purchase Price”). The Purchase Price shall be paid by wire transfer of immediately available funds in accordance with wire transfer instructions furnished by the Seller not less than one Business Day before the Closing.

Section 2.2          Closing. The Closing shall be held at the New York City offices of Clifford Chance US LLP, at 9:00 a.m. local time on the third Business Day following satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction of those conditions at the Closing), or at such other time and place as the Parties shall agree in writing.

Section 2.3           Additional Consideration.

(a)          Within five Business Days after the Sale Date for each Qualifying Sale of Purchased Shares (or Shares underlying Purchased Shares), if any, the Purchaser shall pay or cause to be paid to the Seller as additional consideration for the sale of the Purchased Shares (or Shares underlying Purchased Shares) subject to such Qualifying Sale, by wire transfer of immediately available funds in accordance with wire transfer instructions furnished by the Seller, the Applicable Additional Payment, if any.

(b)          No later than five Business Days following the execution of a definitive written agreement for a Qualifying Sale, and immediately upon the occurrence of a Sale Date, the Purchaser shall provide notice thereof to the Seller.

(c)          From time to time, promptly upon Seller’s reasonable request, the Purchaser shall provide the Seller with such information and materials regarding any sale of Shares by the Purchaser or its Affiliates on or before the Additional Payment End Date that are reasonably appropriate for the Seller to confirm the amount and timing of any Applicable Additional Payment.

(d)          The Purchaser shall not distribute any of the proceeds from a Qualifying Sale until it has first made the Applicable Additional Payment, if any, required in respect of such Qualifying Sale. The Purchaser shall not enter into any agreement that would reasonably be expected to prohibit, limit or delay the making of any Applicable Additional Payment required hereunder. The Purchaser shall not sell or otherwise transfer any Purchased Shares (or Shares underlying Purchased Shares) to an SK Affiliate unless such SK Affiliate first agrees in writing to be bound by the Purchaser’s obligations under this Agreement (including all the Purchaser’s obligations under this Section 2.3).

Section 2.4          Withholding. The Purchaser and its Affiliates and their respective agents shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts payable pursuant to this Agreement or the Option Agreement such amounts as are required to be deducted and withheld under the any applicable provision of U.S. federal, state or local or non-U.S. Law; provided, that, the Purchaser shall (i) except to the extent that a requirement to withhold under applicable Law is attributable to a failure of the Seller to comply with Section 2.1(b)(ii) of this Agreement or Section 1.5(b) of the Option Agreement (or, assuming HHN continues to own the Purchased Shares at the Closing (or the Option Shares at the Second Closing (as defined in the Option Agreement)), is attributable to a failure to list HHN on line 2 of the Internal Revenue Service Form W-9 referenced in Section 2.1(b)(ii) of this Agreement (or Section 1.5(b) of the Option Agreement)), provide the Seller written notice of its intent to withhold from amounts payable to the Seller pursuant to this Agreement or the Option Agreement and a description of the legal basis for such withholding at least ten Business Days prior to any such withholding (unless such withholding is attributable to change in applicable Law within such ten (10) Business Day period, in which case, Purchaser shall provide such notice promptly upon becoming aware of such change in Law) and (ii) cooperate with the Seller to use commercially reasonable efforts to reduce or eliminate any such deductions or withholding to the extent permitted under applicable Law. To the extent that amounts are so withheld, such amounts shall be timely paid over to the appropriate Governmental Entity and shall be treated for all purposes of this Agreement or the Option Agreement as having been paid to the Person in respect of which such deduction and withholding was made; provided, further, that in the event an assignment is made to an Affiliate of Purchaser or of SK Capital Partners, LP pursuant to Section 7.1 of this Agreement or Section 4.1 of the Option Agreement and the amount of the deduction or withholding required exceeds the amount of deduction or withholding that would have been required had no assignment been made, the Purchaser shall pay (or cause to be paid by the applicable assignee) additional amounts so that the net amount received and retained by the Seller (or other party entitled to receive the applicable payment) after such deduction or withholding (including any required deduction or withholding in respect of additional amounts payable pursuant to this Section 2.4), is equal to the amount the Seller (or other party) would have received, had no such deduction or withholding been required.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser as of the date hereof as follows:

Section 3.1          Organization; Authority; Non‑Contravention.

(a)          Each of the Seller and HHN is duly organized and validly existing under the laws of the jurisdiction of its formation.

(b)          The Seller has full right, power and authority to enter into this Agreement and the Seller (through its wholly owned subsidiary, HHN) and HHN have the full right, power and authority to sell the Purchased Shares as contemplated hereby. The execution and delivery by the Seller of this Agreement, the performance of its obligations hereunder, and the consummation by the Seller of the sale of the Purchased Shares contemplated hereby, have been duly and validly authorized by all requisite action on the part of the Seller, and no other proceedings or approvals on the part of the Seller are necessary to authorize this Agreement or to consummate the sale of the Purchased Shares contemplated hereby. Prior to the Closing, the sale of the Purchased Shares by HHN as contemplated hereby will have been duly and validly authorized by all requisite action on the part of HHN. This Agreement has been duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery hereof by the Purchaser, constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to applicable Laws affecting the enforcement of creditors’ rights generally and to general equitable principles (whether considered in a proceeding at law or in equity).

(c)          The execution and delivery by the Seller of this Agreement and the performance of its obligations hereunder, including the consummation by the Seller and HHN of the sale of the Purchased Shares contemplated hereby, will not (i) conflict with or result in a breach of any provision of the Organizational Documents of the Seller or HHN, (ii) result in a violation or breach of or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination, of any material contract to which the Seller or HHN is now a party or by which any of the Seller’s or HHN’s material assets are bound or (iii) violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to the Seller or HHN, other than, in the case of clauses (ii) and (iii) above, as would not prevent or materially delay the Seller’s sale of the Purchased Shares contemplated hereby.

Section 3.2          Legal Requirements. Except for any actions that may be required in respect of the Regulatory Requirements, no notice to, filing with, authorization of, exemption by, or consent or approval of, any Governmental Entity that has not been obtained or made prior to the date hereof is required to be obtained or made by the Seller or HHN in connection with the execution and delivery of this Agreement or the consummation by the Seller or HHN of the sale of the Purchased Shares contemplated hereby.

Section 3.3          Title to Shares. The Seller has, through HHN, and HHN has, and at the Closing the Seller will cause HHN to, and HHN will, convey and assign to the Purchaser, good and valid title to the Purchased Shares and the rights thereunder in the underlying shares represented by such depository receipts, free and clear of all Encumbrances (other than restrictions on transfer imposed under applicable securities laws). Neither the Seller, nor HHN, nor any direct or indirect subsidiary of Huntsman Corporation owns any direct or indirect interest in the equity securities or debt securities of the Company, other than the Shares.

Section 3.4          Litigation. At the date of this Agreement, there are no actions, suits or proceedings pending or, to the Seller’s knowledge, threatened in writing against the Seller or HHN at law or in equity, or before or by any Governmental Entity that would prevent or materially delay the Seller’s or HHN’s performance under this Agreement or the consummation by them of the transactions contemplated hereby. Neither the Seller nor HHN is subject to any outstanding judgment, order or decree of any court or Governmental Entity that would prevent or materially delay the Seller’s or HHN’s performance under this Agreement or the consummation by them of the transactions contemplated hereby.

Section 3.5          No Other Representations. The representations and warranties contained in this Article III are the only representations and warranties being made by the Seller and its Affiliates with respect to the Purchased Shares and the subject matter hereof, and no other representations or warranties, express or implied, are being made or may be relied upon by the Purchaser in connection herewith.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller as of the date hereof as follows:

Section 4.1          Organization; Authority; Non‑Contravention.

(a)          The Purchaser is duly organized and validly existing under the laws of the jurisdiction of its formation.

(b)          The Purchaser has full right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by the Purchaser of this Agreement and the performance of its obligations hereunder, and the consummation by the Purchaser of the transactions contemplated hereby, have been duly and validly authorized by all requisite action on the part of the Purchaser, and no other proceedings or approvals on the part of the Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery hereof by the Seller constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to applicable Laws affecting the enforcement of creditors’ rights generally or by general equitable principles (whether considered in a proceeding at law or in equity).

(c)          The execution and delivery by the Purchaser of this Agreement and the performance by it of the transactions contemplated hereby will not (i) conflict with or result in a breach of any provision of the Organizational Documents of the Purchaser, (ii) result in a violation or breach of or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination, of any material contract to which the Purchaser or any of its Affiliates is now a party or by which any of its or their respective material assets is bound or (iii) violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to the Purchaser or any of its Affiliates, other than, in the case of clauses (ii) and (iii) above, as would not prevent or materially delay the Purchaser’s performance of its obligations hereunder.

Section 4.2          Legal Requirements. Except for the Regulatory Requirements, no notice to, filing with, authorization of, exemption by, or consent or approval of, any Governmental Entity that has not been obtained or made is required to be obtained or made by the Purchaser in connection with the execution and delivery of this Agreement or the consummation by the Purchaser of the transactions contemplated hereby.

Section 4.3          Funding. The Purchaser has delivered to the Seller a true, correct and complete copy of a duly executed limited guaranty, dated as of the date hereof, from SK Capital Partners V-A, L.P. and SK Capital Partners V-A, L.P. (collectively, the “Sponsors”), pursuant to which the Sponsor has guaranteed the Purchaser’s payment obligations hereunder, subject only to the conditions set forth therein (the “Guaranty”). As of the date of this Agreement, the Guaranty is in full force and effect and is a legal, valid and binding obligation of the Sponsors, subject to applicable Laws affecting the enforcement of creditors’ rights generally or by general equitable principles (whether considered in a proceeding at law or in equity). The execution, delivery and performance by the Sponsor of the Guaranty has been duly and validly authorized by all requisite limited partnership action on the part of the Sponsors and their respective general partners, and no other limited partnership proceedings or approvals on the part of either Sponsor are necessary to authorize the execution, delivery and performance by each Sponsor of the Guaranty.

Section 4.4          Litigation. At the date of this Agreement, there are no actions, suits or proceedings pending or, to the Purchaser’s knowledge, threatened in writing against the Purchaser, SK Capital Partners, LP, the Sponsors or any of their respective Affiliates, at law or in equity, or before or by any Governmental Entity, that would prevent or materially delay the Purchaser’s performance under this Agreement or the consummation by it of the transactions contemplated hereby or would prevent or materially delay the Sponsors’ performance of their respective obligations under the Guaranty. None of the Purchaser, SK Capital Partners, LP, the Sponsors or any Affiliate of any of the foregoing is subject to any outstanding judgment, order or decree of any court or Governmental Entity that would prevent or materially delay the Purchaser’s performance under this Agreement or the consummation by it of the transactions contemplated hereby or would prevent or materially delay the Sponsors’ performance of their respective obligations under the Guaranty.

Section 4.5          Investment Intent. The Purchaser is acquiring the Purchased Shares for its own account, for the purpose of investment only and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable securities laws.

Section 4.6          Identity of the Purchaser. The Purchaser is not a “foreign person” as defined in the CFIUS Regulations at 31 CFR 800.224. It is neither (a) a foreign national, foreign government, or foreign entity, nor (b) an entity over which control is exercised or exercisable by a foreign national, foreign government, or foreign entity under the CFIUS Regulations.

Section 4.7          No Other Representations. Notwithstanding anything contained in this Agreement to the contrary, the Purchaser understands and agrees that neither the Seller nor any other Seller Related Party has made, and none of them is making, any representation or warranty whatsoever, express or implied, with respect to the Seller, the Purchased Shares, the Company, the transactions contemplated hereby or any other matter in connection herewith, except solely for the representations and warranties of the Seller expressly set forth in Article III. The Purchaser acknowledges that in deciding to buy the Purchased Shares it has conducted its own investigation and analysis regarding the Company and its business, financial condition and prospects, and is relying solely on that investigation and analysis and the representations and warranties of the Seller expressly set forth in Article III. The Purchaser acknowledges that except as set forth in those representations and warranties, neither the Seller nor any other Seller Related Party assumes any responsibility for the accuracy or adequacy of any other information heretofore or hereafter used or relied on by the Purchaser regarding the Purchased Shares, the Company, the transactions contemplated hereby or any other matter in connection herewith.

ARTICLE V

COVENANTS

Section 5.1          Best Efforts.

(a)          Each of the Purchaser and the Seller shall use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated hereby, including by making all the notifications, filings, draft filings and applications required to initiate the process of satisfying the Regulatory Requirements as promptly as practicable (and (i) with respect to the HSR Act, filing in no event later than ten Business Days and (ii) with respect to the EU Merger Regulation, submitting the case team allocation request form to the European Commission  in no event later than ten Business days) following the execution and delivery of this Agreement, and thereafter by responding to all inquiries of any Governmental Entity relating to any Regulatory Requirement and furnishing any supplemental information requested by any Governmental Entity relating to any Regulatory Requirement, in each case as promptly as practicable. The Purchaser shall also provide to the Seller a first draft of the filing form to be submitted to the State Administration for Market Regulation within ten Business Days following the execution and delivery of this Agreement. For the avoidance of doubt, and without prejudice to the foregoing, the Purchaser shall have primary responsibility for satisfying the Regulatory Requirements.

(b)          The Purchaser and the Seller shall keep each other apprised of the status of their respective attempts to cause the Regulatory Requirements to be satisfied. Each Party shall notify the other as promptly as practicable of all material communications with, and material inquiries or requests for additional information from, any Governmental Entity regarding the transactions contemplated by this Agreement and shall comply promptly with any such material inquiry or request (and, unless precluded by Law, provide copies to the other Party of all such material communications that are in writing). The Purchaser shall take all actions reasonably necessary in its good faith judgment to resolve any objection that may be asserted by any Governmental Entity with respect to the transactions contemplated hereby or to satisfy any Regulatory Requirement.

(c)          Subject to the terms and conditions of this Agreement, each Party shall use its best efforts to cause the Closing to occur as promptly as practicable and in any event before the End Date, including by defending against any lawsuits, actions or proceedings, judicial or administrative, challenging this Agreement or the consummation of the purchase and sale of the Purchased Shares contemplated hereby, and seeking to have any preliminary injunction, temporary restraining order, stay or other legal restraint or prohibition entered or imposed by any court or other Governmental Entity vacated or reversed.

(d)          All filing fees related to satisfying the Regulatory Requirements shall be paid 75% by the Purchaser and 25% by the Seller.

Section 5.2         Transfer Taxes. All transfer, registration, stamp, documentary, sales, use and similar taxes (including all applicable real estate transfer or gains taxes and transfer taxes), any penalties, interest and additions to tax, and fees incurred in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) shall be the responsibility of and be timely paid by the Purchaser. The Seller and the Purchaser shall cooperate in the timely making of all filings, returns, reports and forms as may be required in connection therewith.

Section 5.3          Public Announcements. Neither the Seller nor the Purchaser shall, and each shall cause its respective Affiliates and representatives not to, issue or cause the dissemination of any press release or other public announcements or statements, with respect to this Agreement or the Option Agreement or the transactions contemplated hereby or thereby, without the prior written consent of the other Party, which consent will not be unreasonably withheld, conditioned or delayed; provided, however, that (a) either Party or its Affiliates may make any public announcement or statement that it determines is necessary or appropriate in order to comply with any Law or with the rules or other requirements of any securities exchange, (b) each Party and its Affiliates may respond to inquiries from and otherwise communicate to existing and prospective investors, securities analysts and others regarding the transactions contemplated by this Agreement without first seeking or obtaining consent under this Section 5.3, provided that each such response is consistent in scope, content and all other material respects with similar responses provided by such Party or its Affiliates prior to the date hereof with respect to other similar transactions and (c) each Party and its Affiliates may disclose the terms of this Agreement and the transactions contemplated hereby on a confidential basis (i) to such Party’s Affiliates and to its and their authorized representatives, employees, auditors, attorneys, partners, potential investors and agents or (ii) as part of summary information about its or any of its Affiliates’ financial condition.

Section 5.4          Limits on Recourse. Before and after the Closing, the sole and exclusive remedy of the Purchaser and the other Purchaser Related Parties, and of the Seller and the other Seller Related Parties, whether in any individual, corporate or any other capacity, with respect to any and all claims relating (directly or indirectly) to the subject matter of this Agreement, the negotiation, execution or performance of this Agreement, any annex, schedule or other attachment hereto, or any ancillary agreement, certificate or other document entered into, made, delivered, or made available in connection herewith or therewith, or as a result of any of the transactions contemplated hereby or thereby, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, will be solely against the Parties to this Agreement, the Option Agreement and against the Sponsors under the Guaranty, in each case in accordance with the terms hereof or thereof; provided, that the Purchaser shall be permitted, pursuant to Section 7.16, to obtain an order of specific performance that in enforceable against HHN. In furtherance of the foregoing, the Purchaser hereby irrevocably releases, on its own behalf and on behalf of the other Purchaser Related Parties, to the fullest extent permitted under applicable law, the Seller and the other Seller Related Parties from and against any and all other rights not expressly provided for in this Agreement or in the Option Agreement, and any and all claims and causes of action it may have against the Seller or the other Seller Related Parties relating (directly or indirectly) to the subject matter of this Agreement, the negotiation, execution or performance of this Agreement, any annex, schedule or other attachment hereto, or any ancillary agreement, certificate or other document entered into, made, delivered, or made available in connection herewith or therewith, or as a result of any of the transactions contemplated hereby or thereby or the Company, including whether arising under or based upon any law or otherwise and including any rights to rescission of the transactions contemplated hereby and the Purchaser for itself and the other Purchaser Related Parties agrees not to assert any such claim, in each case except for the rights expressly provided for in this Agreement or in the Option Agreement and claims in respect hereof or thereof.

Section 5.5          Registration Rights Agreement. From and after the date hereof until the first to occur of (a) the termination of this Agreement and (b) the Expiration Date (as defined in the Option Agreement), the Seller and HHN shall not exercise their demand registration rights under the Registration Rights Agreement on more than one occasion and in connection with any such exercise, the Seller shall provide prior written notice thereof reasonably in advance, and reasonably consult with, the Purchaser.

Section 5.6           Ownership of Purchased Shares.

(a)          During the period from the date of this Agreement until the earlier of the termination of this Agreement or the Closing, except as provided below, Seller shall cause HHN not to sell, transfer, assign or convey any Purchased Share.

(b)          Notwithstanding the foregoing provisions of this Section 5.6, the Seller may cause HHN to sell or otherwise transfer Shares to any direct or indirect wholly owned subsidiary of Huntsman Corporation or any other Affiliate of the Seller that is a member of the same consolidated group for U.S. federal income tax purposes as the Seller, in which event with respect to the transferred Shares, references in this Agreement and the Option Agreement to “HHN” shall be deemed to be references to such transferee; provided, however, that (i) in the event any such transfer is made and the amount of Transfer Taxes following such transfer exceeds the amount of Transfer Taxes that would have been required had no such transfer occurred, the Seller shall pay (or cause to be paid) all such additional Transfer Taxes and (ii) it shall be a condition to the validity of any such transfer that the Seller shall have executed and delivered a written instrument, in a form approved by the Purchaser (such approval not to be unreasonably withheld, conditioned or delayed), that confirms that this Agreement remains in full force and effect following such transfer.

ARTICLE VI

CLOSING CONDITIONS

Section 6.1          Conditions to Both Parties’ Obligations. The respective obligations of each Party to consummate the purchase and sale of the Purchased Shares at the Closing are subject to the satisfaction or waiver at, or prior to and as of, the Closing of the following conditions:

(a)          The Regulatory Requirements shall have been satisfied.

(b)          No statute, rule, regulation, order, decree or injunction shall have been enacted, entered, promulgated or enforced by a Governmental Entity of competent jurisdiction that remains in effect and prohibits the consummation of the purchase and sale of the Purchased Shares pursuant to this Agreement.

Section 6.2           Conditions to the Purchaser’s Obligations. The obligation of the Purchaser to purchase and accept the Purchased Shares at the Closing is further subject to the satisfaction or waiver at or prior to and as of the Closing of the following conditions:

(a)          The representations and warranties made by the Seller in this Agreement shall be true and correct, in each case at and as of the Closing Date as if made on and as of such date (except in any case that representations and warranties that expressly speak as of a specified date or time need only be true and correct as of such specified date or time).

(b)          The Seller shall have performed and complied in all material respects with the agreements, covenants and obligations required by this Agreement to be so performed or complied with by the Seller at or before the Closing.

Section 6.3           Conditions to the Seller’s Obligations. The obligation of the Seller to sell the Purchased Shares at the Closing is further subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a)          The representations and warranties made by the Purchaser in this Agreement shall be true and correct, in each case at and as of the Closing Date as if made on that date (except in any case that representations and warranties that expressly speak as of a specified date or time need only be true and correct as of such specified date or time).

(b)          The Purchaser shall have performed and complied with, in all material respects, the agreements, covenants and obligations required by this Agreement to be so performed or complied with by the Purchaser at or before the Closing.

ARTICLE VII

MISCELLANEOUS

Section 7.1          Assignment; Binding Effect. This Agreement and the rights hereunder may not be assigned by either Party without the prior written consent of the other Party; provided, that the Purchaser may, at any time and from time to time, assign any of its rights and obligations under this Agreement, in whole or in part, to one or more of its Affiliates or any other Affiliate of SK Capital Partners, LP, and any such permitted assignee may exercise all of the rights and remedies of the Purchaser hereunder; provided, however, that (i) any such assignment by the Purchaser shall not relieve the Purchaser of any liability or obligation hereunder and (ii) no such assignment shall in any way diminish or otherwise affect the Sponsors’ obligations under the Guaranty, and it shall be a condition to the validity of any such assignment that the Guarantors shall have executed and delivered a written instrument satisfactory in form and substance to the Seller that confirms that the Guaranty remains in full force and effect following such assignment. Subject to the preceding sentence, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 7.2           Choice of Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard for any of the conflicts of laws principles thereof that would result in the application of the Laws of any other jurisdiction.

Section 7.3        Consent to Jurisdiction. EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE DELAWARE CHANCERY COURT SITTING IN THE COUNTY OF NEW CASTLE, OR ONLY IF SUCH COURT DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, OF ANY STATE OR FEDERAL COURT SITTING IN THE STATE OF DELAWARE, AND ANY APPELLATE COURT THEREOF, IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND AGREES THAT ANY SUCH ACTION, SUIT OR PROCEEDING SHALL BE BROUGHT ONLY IN SUCH COURTS (AND WAIVES AND AGREES NOT TO ASSERT ANY OBJECTION BASED ON FORUM NON CONVENIENS OR ANY OTHER OBJECTION TO VENUE THEREIN OR JURISDICTION THEREOF); PROVIDED, HOWEVER, THAT SUCH CONSENT TO JURISDICTION IS SOLELY FOR THE PURPOSE REFERRED TO IN THIS SECTION 7.3 AND SHALL NOT BE DEEMED TO BE A GENERAL SUBMISSION TO THE JURISDICTION OF SAID COURTS OR IN THE STATE OF DELAWARE OTHER THAN FOR SUCH PURPOSE.

Section 7.4           Service of Process. Any and all process may be served in any action, suit or proceeding arising out of or in respect of this Agreement by complying with the provisions of Section 7.6. Such service of process shall have the same effect as if the party being served were a resident in the State of Delaware and had been lawfully served with such process in such jurisdiction. The parties hereby waive all claims of error by reason of such service. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the other party in any other jurisdiction to enforce judgments or rulings of the aforementioned courts.

Section 7.5          Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY FORUM WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.

Section 7.6          Notices. Each notice, request, demand or other communication under or with respect to this Agreement shall be in writing and shall be deemed duly given or made if delivered personally, emailed, or sent by nationally recognized overnight air courier (such as Federal Express) if sent to the intended recipient at the applicable address set forth below (or to such other address as either Party may specify by like notice to the other Party):

(a)	If to the Seller:

Huntsman International LLC
10003 Woodloch Forest Drive
The Woodlands, Texas 77380
Attention: David M. Stryker, EVP and General Counsel
Email: david_stryker@huntsman.com

with a copy (which does not constitute notice) to:

Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
Attention: John A. Healy
Email: john.healy@cliffordchance.com

and

(b)	if to the Purchaser:

c/o SK Capital Partners, LP
430 Park Avenue, 18th Floor
New York, NY 10022
Attention: Aaron Davenport
Email: adavenport@skcapitalpartners.com

with a copy (which does not constitute notice) to:

Kirkland & Ellis LLP
300 N. LaSalle Street
Chicago, IL 60654
Attention: Jeremy S. Liss, P.C. and Matthew S. Arenson, P.C.
Email: jliss@kirkland.com and matthew.arenson@kirkland.com

Each such notice, request, demand or other communication shall be deemed received on the date of receipt by the recipient if received before 5:00 p.m. local time at the place of receipt on a day that is a Business Day, and otherwise shall be deemed received on the following Business Day.

Section 7.7           Headings. The headings contained in this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement.

Section 7.8        Expenses. Except as otherwise provided herein, each Party will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

Section 7.9        Entire Agreement. This Agreement (and, when executed and delivered as contemplated hereby, the Option Agreement) and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the Parties with respect to such subject matter. In the event of a conflict between the terms of this Agreement and the Confidentiality Agreement, the terms of this Agreement shall prevail.

Section 7.10        Interpretation. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole. The word “or”, when used in this Agreement, means “and/or.” The word “Agreement” shall mean this Agreement as amended from time to time in accordance with its terms. References herein to Sections and Articles are to the provisions of this Agreement, unless otherwise specified. The titles and headings herein are for reference purposes only and shall not in any manner limit the construction of this Agreement which shall be considered as a whole. The word “Dollar” and the symbol “$” mean United States Dollars. A reference to any legislation or to any provision of any legislation shall include any amendment to, any modification or re‑enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

Section 7.11        Waiver and Amendment. Any provision of this Agreement may be waived in writing at any time by a Party, and any of the provisions of this Agreement may be amended at any time by the mutual written agreement of the Parties. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 7.12         Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together will be deemed to be one and the same instrument binding upon all of the Parties notwithstanding the fact that all Parties are not signatory to the original or the same counterpart. For purposes of this Agreement, facsimile or .pdf signatures shall be deemed originals.

Section 7.13         No Third-Party Beneficiaries. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties and their successors and permitted assigns, any right or remedies under or by reason of this Agreement.

Section 7.14       Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 7.15         Survival of Representations and Warranties. The Seller’s representations and warranties set forth in Section 3.1 and Section 3.3 will survive the Closing. Subject to the preceding sentence, none of the Parties’ representations or warranties in this Agreement will survive the Closing.

Section 7.16         Enforcement.

(a)          In the event of any breach or threatened breach by a Party of any covenant or obligation of such Party contained in this Agreement or of HHN to sell, convey, assign and transfer the Purchased Shares to Purchaser, the other Party will be entitled to seek (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach.

(b)          Each Party waives any objections to the grant of equitable relief described in the preceding paragraph on the basis that there is an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. If a Party seeks any such equitable relief, that Party shall not be required to provide any bond or other security in connection with the granting of such relief.

Section 7.17         Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to Closing by:

(a)          the mutual written agreement of the Seller and the Purchaser;

(b)          either the Seller or the Purchaser if any court of competent jurisdiction or other competent Governmental Entity having jurisdiction shall have enacted or issued a statute, rule, regulation, order, decree or injunction or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the purchase and sale of any of the Shares contemplated by this Agreement or the Option Agreement and such statute, rule, regulation, order, decree or injunction or other action shall have become final and non-appealable;

(c)          the Seller or the Purchaser, in the event of (i) a material breach of this Agreement by the non-terminating Party if such non-terminating Party fails to cure such breach within 20 Business Days following notification thereof by the terminating Party or (ii) the satisfaction of any condition to the terminating Party’s obligations under this Agreement becomes impossible if the failure of such condition to be satisfied is not primarily or principally caused by a breach of this Agreement by the terminating Party; or

(d)          the Seller or the Purchaser, if the Closing shall not have occurred on or before December 11, 2020 (the “End Date”); provided, that the right to terminate this Agreement under this Section 7.17(d) shall not be available to any Party whose breach of any provision of this Agreement directly or indirectly primarily causes or primarily results in the failure of the Closing to be consummated by the End Date; provided, further, that if on the End Date all of the conditions set forth in Section 6.2 and Section 6.3 have been satisfied or waived in writing by the Party entitled to the benefit thereof (other than those conditions which by their terms are to be satisfied by the delivery of documents or taking of any other action at the Closing by any party), but the condition set forth in Section 6.1(a) or Section 6.1(b) has not been satisfied, then either the Seller or the Purchaser may extend the End Date to May 31, 2021 by delivery of written notice of such extension to the other Party not less than three Business Days prior to the End Date, in which case the End Date shall be deemed for all purposes to be such later date.

Section 7.18         Effect of Termination. If this Agreement is validly terminated pursuant to Section 7.17, this Agreement will forthwith become null and void, and have no further effect, without any liability on the part of any Party hereto or its Affiliates, directors, officers or stockholders, other than the provisions of Section 7.2, Section 7.3, Section 7.4, Section 7.5, Section 7.8 and this Section 7.18. Nothing contained in Section 7.17 shall relieve any Party from liability for any willful breach of this Agreement occurring prior to termination. For purposes of this Agreement, “willful breach” means a breach that is a consequence of an act or omission undertaken by the breaching Party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement; it being acknowledged and agreed, without limitation, that any failure by any Party to consummate the Closing and the other transactions contemplated hereby after the applicable conditions thereto have been satisfied or waived in writing shall constitute a willful breach of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

SELLER:

HUNTSMAN INTERNATIONAL LLC

By:	/s/ Peter R. Huntsman
Name: Peter R. Huntsman
Title: Chairman, President and CEO

Signature Page to Share Purchase Agreement

PURCHASER:

SK PRAETORIAN HOLDINGS, LP

By:	/s/ Jerry Truzzalino
Name: Jerry Truzzalino
Title: Authorized Signatory

Signature Page to Share Purchase Agreement

ANNEX A

FORM OF OPTION AGREEMENT

[Omitted].

ANNEX B

REGULATORY REQUIREMENTS

Merger Control Filings:

•	China

•	Russia

•	South Africa

•	South Korea

•	Turkey

Either Party may propose to include additional regulatory requirements on this Annex B if such Party determines in good faith that a failure to satisfy such requirement would be materially adverse to such Party’s ability to consummate the transactions contemplated hereby or to the Company and its business. Any such updates to this Annex B shall be determined as soon as practicable after the date hereof.

ANNEX C

FORM OF DEPOSITARY RECEIPT TRANSFER FORM

[Omitted].

ANNEX D

FORM OF INSTRUCTION LETTER

[Omitted].

 ANNEX E

FORM OF EVIDENCE FOR SECTION 2.1(B)(IV)(1)

[Omitted].